FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Via Digital capital increase	3

As provided in article 82 of Spanish Stock Market Law (Ley del Mercado de Valores), and further to the reports submitted May 9th and 14th, 2002 and January 29th, 2003, Telefonica S.A. hereby reports the following

SIGNIFICANT EVENT

The shareholders of DTS, Distribuidora de Television Digital S.A. (VIA DIGITAL), including Telefonica de Contenidos S.A.U. (a 100%-owned subsidiary of Telefonica S.A.), today approved the resolution to conduct a capital increase for the company for a maximum amount of 1.052 billion euro.

The objective of this capital increase is to provide VIA DIGITAL with the necessary funds to implement its plan to reduce debts to shareholders and financial institutions.

The capital increase approved today shall involve cash payments at face value, with a preferential subscription period of one month plus a subsequent subscription period open to other shareholders or third parties of three business days, express provision for the possibility of incomplete subscription.

Reiterating the information stated in previous reports (Significant Event reported by this Company on January 29th, 2003), as a result of this capital increase VIA DIGITAL will have debt of no more than 425 million euro on the date of its share exchange with Sogecable S.A.

Madrid, April 10th, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	April 10th, 2003	By:	/s/ Antonio Alonso Ureba
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors